Exhibit 2.1

Deed-Role-No.: ______________/1998

                    SUBSIDIARY TECHNOLOGY PURCHASE AGREEMENT
                          dated as of November 19, 1998
                                     between
                         SMS-MIKROCOMPUTER-SYSTEME GMBH
                                       and
                              DATA I/O CORPORATION

                                   Today this
            nineteenth day of November nineteen hundred ninety eight
                                  -19.11.1998-

                               Appeared before me,
                               Dr. Michael Bohrer,

Notary with the official seat in 80333 Munich and, the office Briennerstr. 25, in the premises Briennerstr. 22, 80333 Munich:

1. Antoine Issaverdens, born: 20.11.1941, residing at: 24 Hameau Boileau, F-75016 Paris, identified by French Identity Card No.: CC 75266 here not acting in his own name, but in the name of SMS-Mikrocomputer-Systeme GmbH, a German limited liability company (,,Mikrocomputer", HRB Ravensburg 585-W), subject to the power of attorney dated 18.11.1998. A fax copy is attached to this Deed. The original of the power shall be sent to the Notary.

2. Dr. Thomas Schulz, born: 05.10.1963, business address: Brienner Stra(beta)e 22, 80333 Munich, here not acting in his own name, but in the name of Data I/O Corporation, a Washington corporation (,,Data I/O"), subject to the power of attorney dated 18.11.1998. A fax copy is attached to this Deed. The original of the power shall be sent to the Notary.


The Appeared requested the notarization of the following declarations. They furthermore requested this Deed to be drawn up in the English language.

                         SUBSIDIARY TECHNOLOGY PURCHASE
                            AGREEMENT (,,AGREEMENT")

                                    RECITALS

A. Data I/O desires to purchase the business and assets of SMS Holding GmbH (HRB Ravensburg 596-W), Mikrocomputer's parent company (,,Company") in a series of three transactions.

B. Mikrocomputer operates a business whereby it designs, develops, manufactures, sells and distributes devices or systems used to program programmable integrated circuits (the ,,IC Programmer Products Business").

C. In the first transaction, Mikrocomputer desires to sell to Data I/O, and Data I/O desires to purchase from Mikrocomputer, all of the intellectual property and related rights of Mikrocomputer on the terms and conditions set forth in this Agreement. In the second transaction, Data I/O will purchase from Company the Excalibur intellectual property and related rights currently being developed by Company and Company will retain a license to such Excalibur intellectual property in Germany, Austria, Liechtenstein and the predominantly German-speaking portions of Switzerland and Italy pursuant to the ,,Excalibur Technology Purchase Agreement." In the third transaction, Data I/O European Operations GmbH, a subsidiary of Data I/O (AG Munchen HRB 103439), will purchase all of the shares of Company's nominal share capital owned by the shareholders of Company pursuant to the ,,SMS Stock Purchase Agreement," and collectively with the Excalibur Technology Purchase Agreement, the ,,Related Agreements."

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                                    AGREEMENT

                                    SECTION 1
                      PURCHASE AND SALE OF ASSETS; CLOSING

         1.1 Purchase and Sale of Assets. Data I/O does hereby purchase, accept, and acquire from Mikrocomputer, and Mikrocomputer does hereby sell, transfer, assign, convey, and deliver to Data I/O, all right, title, and interest of every kind whatsoever in and to the following assets (the ,,Assets"):

                  a. Technical Documentation. All technical and descriptive materials and documentation (other than inventory) relating to the IC Programmer Products Business, including, without limitation, schematics, parts lists, supplier lists, board layouts, mask works, user manuals, assembly drawings, notes, instructions and laboratory notebooks and computer files recording and summarizing daily engineering development work (the ,,Technical Documentation").

                  b. Contracts. All contracts, agreements, licenses, and other commitments and arrangements, oral or written, with any person or entity respecting the ownership, license, acquisition, design, development, distribution, marketing, use, or maintenance of the Technical Documentation or the Intellectual Property (as defined below), in each case relating to or arising out of the IC Programmer Products Business (the ,,Contracts"). The Contracts are listed on Schedule 1.1.b.

                  c. Intellectual Property. All hardware, firmware and software programming technology, and those features, enhancements, derivative works and extensions of such technology relating to the IC Programming Products Business, and all other intellectual property rights, trade secrets, and other proprietary information, processes, and formulae used in the IC Programmer Products Business or otherwise necessary for the ownership and use of the Assets and the conduct of the IC Programmer Products Business, including without limitation, trademarks, service marks, trade names, copyrights (including registrations, licenses, and applications pertaining thereto), patents and patent applications (the ,,Intellectual Property"). As of the date hereof, the Intellectual Property includes the registered trademarks and service marks, the reserved trade names, the registered copyrights, and the filed patent applications and issued patents and other intellectual property listed in Schedule 1.1.c.

         1.2 Purchase Price; Payment. The aggregate purchase price for the Assets (the ,,Purchase Price") is US$500,000, the payment of which is made in U.S. Dollars concurrent with the execution of this Agreement. This Agreement constitutes a bill of sale for the benefit of Data I/O with respect to the Assets.

         1.3 Taxes. Any and all sales, excise, transfer or similar taxes payable by reason of the sale and transfer of the Assets shall be paid by the party on which the obligation to pay any such taxes is imposed by the statute or ordinance imposing such tax.

         1.4 Allocation of Purchase Price. The Purchase Price shall be allocated to the Intellectual Property.

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                                    SECTION 2
                                  MISCELLANEOUS

         2.1 Publicity. Mikrocomputer agrees that no public release or announcement concerning this Agreement, the Related Agreements or the transactions contemplated hereby or thereby shall be issued by it without the prior consent of Data I/O, such consent not to be unreasonably withheld, except as such release or announcement may be required by applicable law, rules or regulations.

         2.2 Further Assurances. Mikrocomputer will from time to time after the date hereof, at Data I/O's request and without further consideration, use all efforts to assist Data I/O in obtaining any required consents of third parties relating to the Assets and will execute and deliver such other instruments of conveyance, assignment and transfer and take such other actions as Data I/O may reasonably request in order more effectively to convey, assign, transfer to, evidence and vest in Data I/O, the Assets or the transactions contemplated hereby or in the Related Agreements. If any required consents cannot be obtained, Data I/O and Mikrocomputer shall treat the transfer as having taken place economically and Mikrocomputer shall use such rights in its own name but for the account of Data I/O.

         2.3 Expenses. Except as otherwise stated in the SMS Stock Purchase Agreement, each of the parties shall each pay such party's respective expenses, costs and fees (including, without limitation, attorneys' and accountants' fees) incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby.

         2.4 Modification. No waiver or modification of this Agreement shall be valid unless in writing and duly executed by all parties hereto. No evidence of any waiver or modification shall be offered or received in evidence in any proceedings, arbitration, or litigation between any of the parties arising out of or affecting this Agreement, or the rights or obligations of the parties hereunder, unless such waiver or modification is in writing and duly executed by all parties hereto. The parties further agree that the provisions of this
Section 2.4 may not be waived except as set forth herein.

         2.5 No Waiver. Failure or delay on the part of any party in exercising any rights, power or privileges under this Agreement shall not be deemed a waiver of any exercise of any right, power or privilege of such party.

         2.6 Binding Effect; Assignment. This Agreement and the Related Agreements to which it is a party shall be binding upon and inure to the benefit of Mikrocomputer and Data I/O and their respective successors and assigns, except that Mikrocomputer shall not have the right to delegate its obligations hereunder or to assign its rights hereunder or any interest herein without the prior written consent of Data I/O.

         2.7 Survival. All of the representations and warranties set forth in this Agreement or the Related Agreements shall survive the execution and delivery of this Agreement or such Related Agreements, as the case may be, and the consummation of the transactions contemplated hereby and thereby in accordance with the terms hereof or of the Related Agreements, as the case may be (regardless of any investigation, inquiry or examination made by or on behalf of any party, or the acceptance by any party of any delivery of property or any writing delivered hereunder or thereunder).

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         2.8 Notices. All notices, demands and other communications called for or required by this Agreement shall be in writing and shall be addressed to the parties at their respective addresses stated below or to such other address as a party may subsequently designate by ten days' advance written notice to the other parties. Communications hereunder shall be deemed to have been received
(i) upon delivery in person, (ii) five days after mailing it by certified mail, return receipt requested and postage prepaid, (iii) the second business day after depositing it with a commercial overnight carrier which provides written verification of delivery or (iv) the day of transmission by telefacsimile if sent before 2:00 p.m. recipient's time (or if the day of transmittal is not a business day for the recipient, the next business day), provided that a copy of such notice is sent on the same day by certified mail, return receipt requested and postage prepaid, with an indication that the original was sent by facsimile and the date of its transmittal.

         To Data I/O:      Data I/O Corporation
                                    Attention: President & CEO
                                    10525 Willows Road N.E.
                                    P.O. Box 97046
                                    Redmond, WA 98073-9746
                                    U.S.A.
                                    Phone: (425) 881-6444
                                    Fax: (425) 881-2917

                        CC:         General Counsel
                                    Phone:  (425) 867-6897
                                    Fax:   (425) 881-2917

     To Mikrocomputer:     SMS-Mikrocomputer-Systeme GmbH
                                    Attention: Helmut Adamski
                                    Im Grund 15
                                    D-88239 Wangen
                                    GERMANY
                                    Phone: 011 49 7522 97280
                                    Fax:011 49 7522 972850

         2.9 Full Understanding. In executing this Agreement, each party fully, completely, and unconditionally acknowledges and agrees that it (a) has had an equal opportunity to participate in drafting this Agreement, (b) has consulted with, and had the advice and counsel of a duly licensed and competent attorney and that it has executed this Agreement after independent investigation, voluntarily and without fraud, duress, or undue influence, (c) expressly consents that this Agreement be given full force and effect according to each and every of its express terms and provisions and (d) agrees that no ambiguity shall be construed against any party based upon a claim that party drafted the applicable language.

         2.10 Entire Agreement; Condition Subsequent. This Agreement (including all Schedules hereto) and the Related Agreements contain all of the terms and conditions agreed upon by the parties relating to the subject matter hereof and supersede and cancel all other prior agreements, negotiations, correspondence, undertakings, communications and understandings of the parties, whether written or oral, respecting that subject matter. This Agreement shall be conditional upon the validity of the SMS Stock Purchase Agreement.

         2.11 Captions and Construction. Captions in this Agreement are for the convenience of the reader and are not to be considered in the interpretation of the terms.

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         2.12 Severability. If any one or more of the provisions of this
Agreement, or the applicability of any such provision to a specific situation, shall be held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of this Agreement and all other applications of any such provision shall not be affected thereby.

         2.13 Governing Law. This Agreement and any Related Agreements shall be subject to the laws of the Federal Republic of Germany, excluding its laws of its international conflict of law rules and excluding the UN Convention on the International Sale of Goods. If any dispute, controversy or claim arises between the parties out of or in relation to this Agreement or the Related Agreements or concerning the interpretation, enforceability, performance, breach, termination or validity hereof or thereof, including without limitation, this Section 2.13, the parties shall attempt, by mutual negotiation, to come to a reasonable settlement of the same as soon as possible. If no settlement is reached within 30 days from the first notification of a dispute in writing by either party, the same and all disputes arising from or in connection with this Agreement and the Schedules attached hereto and the Related Agreements shall be subject to the exclusive jurisdiction of the Landgericht Munchen I, as far as legally permissible.

            2.14 Costs of Notary. All notarization costs of this Agreement shall be borne by Data I/O.

            2.15 German Language. To the extent German terms are used in this Agreement or the Related Agreements and conflict with the English terms used in this Agreement or the Related Agreements, the German terms shall prevail and take precedence over the English translation.

The parties refer to the Schedules mentioned above; these Schedules were read out by the Notary.

         THIS DEED has been read aloud in the English language by the acting Notary to the persons appeared, approved by the persons appeared, and signed by the persons appeared and the Notary in their own hands as follows:

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                       OMITTED SCHEDULES FROM EXHIBIT 2.1

The following Schedules have been omitted from Exhibit 2.1 in accordance with
Item 601(b)(2) of Regulation S-K. The Registrant will furnish supplementally a copy of any omitted Schedule to the Commission upon request.

Schedule Number                             Description

1.1b                                        Contracts
1.1c                                        Intellectual Property

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